∧NCORA™

Funds

12.31.17
ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

1-866-6-ANCORA

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www.ancorafunds.com

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

LETTER TO SHAREHOLDERS

Dear Shareholders:

Thank you for choosing the Ancora Family of Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term success for the investors of our funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and careful execution.

ANCORA INCOME FUND

The Ancora Income Fund had another good year in 2017, producing 7.1% in total return for its shareholders compared to the 3.6% for its index, Barclays Aggregate Bond Index. While the targeted federal funds rate continued its upward climb, and the expectation is that it will continue to do so throughout 2018, the longer end maturities have so far defied the pressure and have not experienced any significant price erosion. In spite of a flattening yield curve, the Fund has continued to shorten the duration of its portfolio in an effort to mitigate the effects of generally rising interest rates in the future.

Closed-end income funds, an important part of the Fund's portfolio, performed well throughout 2017. As the year came to a close, however, the discounts to net asset values had narrowed enough for us to begin the process of reducing our exposure to this area of the fund. Among the best performers were KKR Preferred A and Preferred B and Citigroup Preferred S. The Fund's holdings in Qwest Corporation is a perfect example of the risks of holding BBB- rated securities and the importance of risk reduction. A single and small downgrade in investment quality in 2017 caused nearly a 10% decline in value as institutions required to hold only investment grade paper sold immediately into the market.

Of particular note is the fact that, over the entire year, the Fund produced a total return of nearly twice that of its benchmark, the Barclay's Aggregate Bond Index, with significantly less price fluctuation. Over the past 10 years the Fund has returned approximately 6.5% annually, far exceeding the Barclay's, which returned approximately 4.0% annually.

While significant challenges lie ahead in 2018, we remain optimistic. Although there is no guarantee, rising short-term interest rates can produce the opportunity to capture high returns without the risks associated with the long end of the spectrum.

ANCORA/THELEN SMALL-MID CAP FUND

For 2017, the Ancora/Thelen Small Mid Cap Fund Class I and Class S shares were up approximately 19.1% and 19.5%, respectively, versus 16.8% for the Russell 2500. The strong performance was driven by positive relative results across seven out of the ten major sectors. The best performing sectors included consumer staples, health care, and information technology. Worst performing sectors, on a relative basis, included consumer discretionary, industrials and utilities. Sector selection has been a slight negative due to an overweight position in consumer discretionary.

Best performing stocks were Tronox, Ltd, 101%, Eldorado Resorts, Inc., 95%, and Nomad Foods, Ltd. 77%. Worst performing stocks were Horizon Global Corporation, Babcock & Wilcox Enterprises, and Uniti Group, Inc. down 42%, 39%, and 37%, respectively. All three stocks were sold.

Our approach in 2018 mirrors last year. We again will focus on increasing the number of companies that we visit to find potential investment opportunities. Higher valuation levels and greater changes to the regulatory and economic environment requires greater work and caution. However, with 3,000 companies in our potential universe, there are always companies that will benefit from almost any environment.

We will continue to apply our time tested process of finding stocks which fit into our defined categories; special situations, underfollowed stocks, and franchise companies when the stocks are temporarily cheap. We continue to find opportunities in all three categories, particularly in corporate

LETTER TO SHAREHOLDERS (CONTINUED)

spinoffs. The rise in corporate activism is leading to a steady stream of corporate restructuring announcements. This focused strategy has worked well in a variety of economic and market environment. Equally as important, we will continue to diligently eliminate those holdings which no longer meet our original investment thesis.

ANCORA MICROCAP FUND

For 2017, the Ancora MicroCap Fund returned 18.0%, outperforming the Russell Microcap Index, which returned 13.2%. The vast majority of the outperformance was due to security selection. The Fund had strong relative returns from holdings in the technology, industrials, consumer discretionary, and financials sectors and weak relative returns in the health care sector.

Our top contributors for the year were: Electro Scientific, 262%; Axcelis Technologies, 97%; and AXT, 81%. Our top detractors from performance for the year were Digirad, Radisys, and RealNetworks down 45%, 77%, and 30%, respectively.

Our sector allocation added marginally to performance during the year with our overweight to technology and underweight to financials being the largest contributors, and with our underweight to health care and cash allocation being the largest detractors. The higher than normal cash holding is due to a greater number of opportunities to sell or trim existing holdings that have met our target prices and fewer opportunities to redeploy capital into attractively priced companies. We continue to diligently search for opportunities to deploy capital.

Our philosophy remains unchanged; we focus on building a portfolio of companies that we believe are trading at a significant discount to their true value. We continue to screen for deeply undervalued stocks with great balance sheets, potential catalysts and positive signals from insiders. We will execute our philosophy with patience and discipline. Regardless of broad market valuation, we believe an inefficiently followed segment like microcap stocks can always provide fertile ground for new ideas that can outperform the market.

ANCORA SPECIAL OPPORTUNITY FUND

The Ancora Special Opportunity Fund ended 2017 up 14.5%. While this was short of the 21.0% return in the Wilshire 5000 Index, a heavily weighted, large capitalization index, for the ten-year period it continued to be closely aligned. As the market has advanced in recent years, the Fund has focused much more on event driven investments. As a result, two important influences have crept into the performance picture.

The first of these is the fact that, given the current capitalization construct of the portfolio, there is less correlation today to the Wilshire 5000 Index. The second influence lies in the fact that the Fund's measurement of risk is quite often much less than the indices to which it correlates at any point in time.

The best performing securities in the Fund included PayPal as financial technology continued to excel, and Allied Motion, a company which develops automation equipment to increase assembly line productivity. In spite of large insider buying, Opko Health underperformed the market, as did Revolution Lighting Technologies, whose margins came under pressure as the year progressed.

Specific information for each fund's operations and holdings are on the following pages. If you have any questions, please feel free to contact the Ancora Mutual Funds directly at 866-6-Ancora (866-626-2672) or visit our website at www.ancorafunds.com. We appreciate the trust you have placed in us through your investment and are working daily to deliver long-term results.

Richard A. Barone
Portfolio Manager

Dan Thelen
Portfolio Manager

Michael Santelli
Portfolio Manager

ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND **SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.**

PORTFOLIO MANAGER:

Richard A. Barone
Portfolio Manager, Ancora
Advisors

————————————

NET ASSETS:

$33.2 MILLION*

————————————

INCEPTION DATE:

JANUARY 5, 2004

————————————

TICKERS:

CLASS I – AAIIX

————————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2017

TOP HOLDINGS: DECEMBER 31, 2017 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class Y	4.87%
MFS Intermediate Income Trust	4.82%
GDL Preferred Series B	4.62%
Western Asset/Claymore Inflation-Linked Opportunity	4.30%
BlackRock Credit Allocation Income Trust IV	4.02%
Aberdeen Asia-Pacific Income Fund, Inc.	3.24%
BlackRock Municipal 2018 Term Trust	3.12%
Intel Corp., 2.350%, 05/11/22	3.01%
Apple, Inc., 2.400%, 05/03/23	2.98%
Ashford Hospitality Prime, Inc., 5.500%, 12/31/49	2.71%

SECTOR DIVERSIFICATION: DECEMBER 31, 2017 [d]

NAME	% OF TOTAL INVESTMENTS
Corporate Bonds	34.55%
Closed-End Income Funds	26.61%
REIT Senior Securities	15.01%
Closed-End Funds, Senior Securities	14.52%
Money Market Funds	4.90%
Traditional Preferred	4.41%

TOTAL RETURNS: DECEMBER 31, 2017

	ONE YEAR	THREE YEARS [d]	FIVE YEARS [d]	TEN YEARS [d]	SINCE INCEP [a][d]
ANCORA INCOME FUND - I[b]	7.14%	5.57%	5.03%	6.48%	5.35%
BLOOMBERG BARCLAY'S AGG. BOND INDEX[c]	3.55%[d]	2.24%	2.10%	3.96%	4.12%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2017. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017

	Shares/ Principal	Value
Corporate Bond Trust Certificates - 28.31%		
Trust Certificates - 28.31%		
AM Trust Financial Services, 7.500%, 09/15/55	5,000	$ 129,450
AGNC Investment Corp. 7.000%, Perp	20,000	514,400
Apollo Global Mgmt LLC Pfd Ser 6.375%	24,000	630,960
Capitala Fin Corp. Convertible Nt 05/31/22	12,000	298,200
Ctl 6.625%. 09/15/55 Pfd	12,000	271,680
Ctl 7.000%, 02/01/56	18,000	444,780
Eagle Pt CR Co. 7.000%, 12/31/20	15,000	377,295
Eagle Pt CR Co. 7.750%, 06/30/22	17,000	439,161
Great Elm Capital Corp. 6.500%, 09/18/22	16,000	407,200
KKR Financial Holdings 6.500%, 12/31/49	10,000	267,500
KKR Financial Holdings 6.750%, 12/31/49	20,000	540,200
Landmark Infrastructure Partner	19,900	502,798
Lm 6.375%, 03/15/56	26,000	708,760
Main Street Capital Corp. 6.125%, 04/01/23 Series	20,000	505,142
MVC Capital, Inc. 6.250%, 11/30/22	6,500	167,960
PennyMac Mortgage Investment Trust	15,000	377,700
Rexr 5.875%, 12/31/49	9,600	246,719
Saratoga Invt Corp. 6.750%, 12/30/23 Pfd	31,000	799,800
Stellus Capital Investment Corp. 5.750%, 09/15/22	11,000	278,628
THL Credit, Inc. 6.750%, 11/15/21 Pfd	17,000	428,570
TICC Cap Corp. 6.500%, 03/30/24	3,000	77,535
Triangle Capital Corp. 6.375%, 3/15/22 Pfd	15,000	388,200
TriplePoint Venture Growth BDC Corp. 5.750%, 07/15/22	11,000	277,200
United States Cellular Corp. 7.250%, 12/01/64	12,000	311,040
		9,390,878
TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $9,236,733)		9,390,878
Corporate Bonds - 5.99%		
Direct Debt - 5.99%		
Apple, Inc. 2.400%, 05/03/23	1,000,000	989,709
Intel Corp., 2.350%, 05/11/22	1,000,000	996,796
		1,986,505
TOTAL CORPORATE BONDS (Cost $2,003,720)		1,986,505

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Investment Companies - 40.84%		
Closed-End Income Funds - 26.42%		
Aberdeen Asia-Pacific Income Fund, Inc.	220,000	$1,073,600
BlackRock Credit Allocation Income Trust IV	100,000	1,332,000
BlackRock Municipal 2018 Term Trust	70,000	1,033,900
Franklin Limited Duration Income Trust	20,000	236,600
MFS Intermediate Income Trust	385,000	1,597,750
Templeton Global Income Fund	20,000	129,200
Vanguard S/T Corporate Bond ETF	10,000	793,000
Wells Fargo Advantage Multi-Sector Income Fund	42,000	548,520
Western Asset/Claymore Inflation Lkd Sec Inc. Fund	50,000	589,500
Western Asset/Claymore Inflation-Linked Opportunity	125,000	1,427,500
		8,761,570
Closed-End Funds, Senior Securities - 14.42%		
Bancroft Fund LTD 5.375%, 12/31/49	7,612	192,431
Ellsworth Growth and Income Fund 5.250%, Perp 09/18/22	12,000	301,483
Gabelli Equity Trust, Inc. 5.450%, 12/31/49	16,200	413,748
Gabelli Dividend & Income Trust Preferred A	15,500	405,170
Gabelli Dividend & Income Trust Preferred D	14,000	365,400
Gabelli Global Small and Mid Cap Value Trust 5.450%, 12/31/49	21,000	535,359
Gabelli Utility Trust 5.375%, 12/31/49	25,000	636,250
Special Opportunities Fund, Inc. Convertible 3.500%, 12/31/49	15,400	398,090
GDL Preferred Series B	30,500	1,533,845
		4,781,776
TOTAL INVESTMENT COMPANIES (Cost $13,203,088)		13,543,346
Traditional Preferred Securities - 4.38%		
Capital One Financial Corp. F 6.200%, 12/31/49	17,000	459,510
Citigroup, Inc. 6.300%, 12/31/49 Pfd	12,000	323,160
Wells Fargo & Co. 6.000%, 12/31/49	25,000	670,250
		1,452,920
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $1,349,321)		1,452,920
REIT Senior Securities - 14.90%		
Arbor Realty Trust, Inc. 7.375%, 05/15/21 Pfd	20,000	508,800
Ashford Hospitality Prime, Inc. 5.500%, 12/31/49	45,000	899,550
Bluerock Residential Growth REIT 7.125%, 12/31/49	12,000	302,400
Colony Northstar 7.125%	16,000	400,160
Digital Realty Trust, Inc. Preferred Series G	12,000	305,880

* See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
REIT Senior Securities - Continued		
Great Ajax Corp. 7.250%, 04/30/24	8,000	$ 203,040
Kimco Realty Corp., 5.250%, Perp	5,000	124,700
Pebblebrook Hotel Trust Pfd Ser C 6.500%	10,000	252,700
Pennsylvania REIT Pfd Ser C 7.2% 01/27/22	22,000	569,800
Summit Hotel Properties, Inc. 6.450%, 12/31/49	30,000	764,820
Wells Fargo REIT 6.375%, Series A 12/31/49 Pfd	23,000	609,270
		4,941,120
TOTAL REIT SENIOR SECURITIES (Cost $4,599,174)		4,941,120
Money Market Funds - 4.87%		
First American Funds Government Obligation Class Y 0.01% (a)	1,614,614	1,614,614
		1,614,614
TOTAL MONEY MARKET FUNDS (Cost $1,614,614)		1,614,614
TOTAL INVESTMENTS (Cost $32,006,650) 99.29%		32,929,383
Other Assets In Excess of Liabilities - 0.71%		236,350
TOTAL NET ASSETS - 100.00%		$33,165,733

* See accompanying notes which are an integral part of the financial statements.
(a) The coupon rate shown represents the 7-day yield effective as of December 31, 2017.

ANCORA /THELEN SMALL-MID CAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Managing Director - Small/Mid Cap Equities, Ancora Advisors

NET ASSETS:

$93.2 MILLION*

INCEPTION DATE:

JANUARY 2, 2013

TICKERS:

CLASS I – AATIX
CLASS S - AATSX

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of December 31, 2017

TOP HOLDINGS: DECEMBER 31, 2017 [(d)]

NAME	% OF NET ASSETS
Voya Financial, Inc.	3.70%
Vistra Energy Corp.	3.61%
First American Funds Government Obligation Class Y	2.90%
Varex Imanging Corp.	2.89%
Conduent, Inc.	2.69%
Park Hotels & Resorts, Inc. Comm	2.38%
Liberty Ventures	2.38%
Eldorado Resorts, Inc.	2.13%
Nomad Foods Ltd.	2.11%
Energizer Holdings, Inc.	2.02%

SECTOR DIVERSIFICATION: DECEMBER 31, 2017 [(d)]

NAME	% OF TOTAL INVESTMENTS
Consumer Discretionary	21.02%
Information Technology	13.28%
Industrials	12.65%
Financials	10.81%
Health Care	10.43%
REIT	7.61%
Materials	6.26%
Consumer Staples	5.52%
Utilities	5.24%
Energy	3.91%
Money Market Funds	3.28%

TOTAL RETURNS: DECEMBER 31, 2017

	ONE YEAR	THREE YEARS[(d)]	SINCE INCEP[(a) (d)]
ANCORA/THELEN SMALL-MID CAP FUND - I[(b)]	19.05%	7.98%	12.40%
ANCORA/THELEN SMALL-MID CAP FUND - S[(b)]	19.45%	N/A	8.60%
RUSSELL 2500 INDEX[(c)]	16.83[(d)]	10.08%	13.77%

a) Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 1/2/13

The chart above assumes an initial investment of $1,000,000 made on January 2, 2013 (commencement of Fund operations) and held through December 31, 2017. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017

	Shares	Value
Common Stocks - 95.85%		
Aerospace & Defense - 2.26%		
BWX Technologies, Inc. Common S	34,730	$ 2,100,818
		2,100,818
Airlines - 1.20%		
Skywest, Inc.	21,124	1,121,684
		1,121,684
Banks - 1.14%		
HarborOne Bancorp, Inc. (a)	55,370	1,060,889
		1,060,889
Biotechnology - 0.99%		
Bioverativ, Inc. (a)	17,090	921,493
		921,493
Building Products - 4.21%		
Allegion PLC	9,520	757,411
Armstrong Flooring, Inc. Common (a)	75,798	1,282,502
Masco Corp.	42,840	1,882,390
		3,922,303
Capital Markets - 0.93%		
Greenhill & Co, Inc. (a)	44,490	867,555
		867,555
Chemicals - 4.90%		
GCP Applied Technologies, Inc. (a)	40,758	1,300,180
Ingevity Corp. (a)	6,516	459,183
Platform Specialty Products Corp. (a)	130,740	1,296,941
Rayonier Advanced Materials, Inc.	32,780	670,351
Tronox Ltd.	18,900	387,639
Valvoline, Inc.	18,067	452,759
		4,567,053
Commercial Services & Supplies - 1.72%		
ACCO Brands Corp. (a)	91,870	1,120,814
Acme United Corp.	15,620	365,508
Kimball International, Inc. - B	6,340	118,368
		1,604,690
Communications Equipment - 1.89%		
Avaya Holdings Corp. (a)	36,780	645,489
TESSCO Technologies Inc.	55,258	1,113,449
		1,758,938
Construction & Engineering - 0.21%		
Goldfield Corp.	40,700	199,430
		199,430
Consumer Finance - 1.72%		
Ally Financial, Inc. (a)	55,080	1,606,133
		1,606,133
Container & Packaging - 0.69%		
WestRock Co.	10,130	640,317
		640,317

* See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Diversified Financial Services - 5.54%		
Cannae Holdings, Inc. (a)	101,777	$ 1,733,262
Voya Financial, Inc.	69,370	3,431,734
		5,164,996
Electrical Equipment - 0.64%		
Allied Motion Technologies, Inc.	18,014	596,083
		596,083
Equity Real Estate Investment Trusts - 3.53%		
Park Hotels & Resorts, Inc. Comm	91,201	2,622,029
Sabra Healthcare REIT, Inc.	35,510	666,523
		3,288,552
Food Products - 2.57%		
Nomad Foods Ltd. (a)	141,302	2,389,417
		2,389,417
Gas Utilities - 1.67%		
ONE Gas, Inc.	12,180	892,307
South Jersey Industries, Inc.	21,160	660,827
		1,553,134
Health Care Equipment & Supplies - 4.85%		
Utah Medical Products, Inc.	11,004	895,726
Varex Imanging Corp. (a)	70,870	2,846,848
Varian Medical Systems, Inc. (a)	6,960	773,604
		4,516,178
Health Care Providers & Services - 2.07%		
BioTelemetry, Inc. (a)	39,660	1,185,834
Corvel Corp. (a)	13,995	740,335
		1,926,169
Health Care Technology - 1.50%		
Allscripts Healthcare Solutions, Inc. (a)	51,270	745,978
Simulations Plus, Inc.	40,295	648,749
		1,394,727
Hotels, Restaurants & Leisure - 8.52%		
Caesars Entertainment Corp. (a)	170,307	2,154,384
DineEquity, Inc.	23,160	1,174,907
Eldorado Resorts, Inc. (a)	73,429	2,434,171
J. Alexander's Holdings, Inc. C (a)	115,873	1,123,968
Potbelly Corp. (a)	27,480	338,004
Wyndham Worldwide Corp.	6,120	709,124
		7,934,558
Household Durables - 0.27%		
Hamilton Beach Brands Holding Co.	9,700	249,193
		249,193
Household Products - 2.49%		
Energizer Holdings, Inc.	48,315	2,318,154
		2,318,154

* See accompanying notes which are an integral part of the financial statements.

10

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
IT Services - 6.68%		
Black Knight, Inc. (a)	15,510	$ 684,766
Blackhawk Network Holdings, Inc. Class A (a)	11,534	411,187
Conduent, Inc. (a)	162,850	2,631,656
Leidos Holdings, Inc.	35,170	2,270,927
Startek, Inc. (a)	22,585	225,172
		6,223,708
Independent Power and Renewable - 3.52%		
Vistra Energy Corp. (a)	179,090	3,280,929
		3,280,929
Industrials - 0.37%		
Arconic, Inc.	12,780	348,255
		348,255
Insurance - 1.02%		
Brighthouse Financial, Inc. (a)	16,150	947,036
		947,036
Internet & Catalog Retail - 3.77%		
Liberty Interactive Corp. - Class A (a)	43,633	1,065,518
Liberty Ventures - Class A (a)	45,171	2,450,075
		3,515,593
Internet & Direct Marketing Retail - 0.78%		
Dex Media, Inc. (a)	40,000	298,000
Liberty Expedia Hodlings, Inc. (a)	9,644	427,519
		725,519
Internet Software & Services - 1.88%		
Cars.com, Inc. (a)	29,217	842,618
Chubk, Inc. (a)	44,069	907,381
		1,749,999
Machinery - 1.28%		
SPX Corp. (a)	37,968	1,191,816
		1,191,816
Media - 4.48%		
Lamar Advertising Co. Class A	11,600	861,184
Liberty Braves Series C (a)	52,949	1,176,527
Liberty SiriusXM Series C (a)	41,830	1,658,978
Marchex. Inc. (a)	148,010	478,072
		4,174,761
Metals & Mining- 0.62%		
SunCoke Energy, Inc.	47,973	575,196
		575,196
Oil, Gas & Consumable Fuels - 3.88%		
Arch Coal, Inc.	12,050	1,122,578
CONSOL Energy, Inc.	24,163	954,660
Consol Energy, Inc. (a)	44,430	650,011
Midstates Petroleum Co., Inc. (a)	53,320	884,046
		3,611,295

* See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Personal Products - 0.42%		
Edgewell Personal Care Co. (a)	6,580	$ 390,786
		390,786
Real Estate Investment Trusts - 3.09%		
Cyrusone, Inc.	14,260	848,898
Independence Realty Trust, Inc.	110,640	1,116,358
JBG SMITH Properties	26,170	908,884
		2,874,140
Semiconductors & Semiconductor Equipment - 2.20%		
Camtek Ltd.	63,970	365,908
Versum Materials, Inc. (a)	44,483	1,683,682
		2,049,590
Specialty Retail - 4.44%		
DSW, Inc.	53,980	1,155,712
Guess, Inc.	38,657	652,530
Kirkland's, Inc. (a)	107,420	1,285,280
The Buckle, Inc.	44,020	1,045,475
		4,138,997
Thrifts & Mortgage Finance - 1.28%		
TFS Financial Corp.	80,050	1,195,947
		1,195,947
Trading Companies & Distributors - 0.63%		
HD Supply Holdings, Inc. (a)	10,330	413,510
Houston Wire & Cable Co.	24,467	176,162
		589,672
TOTAL COMMON STOCKS (Cost $69,988,887)		89,285,703
Money Market Funds - 3.25%		
First American Funds Government Obligation Class Y 0.01% (b)	3,024,238	3,024,238
		3,024,238
TOTAL MONEY MARKET FUNDS (Cost $3,024,238)		3,024,238
TOTAL INVESTMENTS (Cost $73,013,125) 99.09%		92,309,941
Other Assets In Excess of Liabilities - 0.91%		843,741
TOTAL NET ASSETS - 100.00%		$93,153,682

* See accompanying notes which are an integral part of the financial statements.
(a) Non-Income producing.
(b) The coupon rate shown represents the 7-day yield effective as of December 31, 2017.

ANCORA MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Michael Santelli
Director, Portfolio Manager

———————————

NET ASSETS:

$22.0 MILLION*

———————————

INCEPTION DATE:

SEPTEMBER 2, 2008

———————————

TICKERS:

CLASS I – ANCIX

———————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2017

TOP HOLDINGS: DECEMBER 31, 2017 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class Y	12.01%
Lakeland Industries, Inc.	3.49%
Universal Stainless & Alloy Products, Inc.	2.57%
MVC Capital, Inc.	2.04%
FreightCar America, Inc.	2.03%
LB Foster Co. - Class A	1.84%
Houston Wire & Cable Co.	1.77%
Richardson Electronics Ltd.	1.76%
Northwest Pipe Co.	1.67%
Alaska Communications Systems Group, Inc.	1.65%

SECTOR DIVERSIFICATION: DECEMBER 31, 2017 [d]

NAME	% OF TOTAL INVESTMENTS
Industrials	20.27%
Information Technology	18.93%
Consumer Discretionary	15.85%
Financials	12.36%
Money Market Funds	12.00%
Energy	5.50%
Health Care	5.38%
Materials	5.27%
Consumer Staples	2.80%
Telecommunication Services	1.65%

TOTAL RETURNS: DECEMBER 31, 2017

	ONE YEAR	THREE YEARS [d]	FIVE YEARS [d]	SINCE INCEP[a][d]
ANCORA MICROCAP FUND - I[b]	18.00%	7.97%	14.80%	11.02%
RUSSELL MICROCAP INDEX[c]	13.17%[d]	8.91%	14.29%	9.38%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)

Growth of a $1,000,000 Investment



* Inception: 9/2/08

The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2017. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017

	Shares	Value
Common Stocks - 88.12%		
Aerospace & Defense - 1.27%		
Arotech Corp. (a)	59,074	$ 209,713
CPI Aerostructures, Inc. (a)	7,685	68,781
		278,494
Banks - 3.09%		
Banc of California, Inc.	7,205	148,783
Meridian Bank (a)	5,279	105,474
MidSouth Bancorp, Inc.	21,366	283,099
The Bancorp, Inc. (a)	14,424	142,509
		679,865
Biotechnology - 0.00%		
Novelion Therapeutics, Inc. (a)	228	711
		711
Capital Markets - 4.40%		
COWEN, Inc. (a)	17,210	234,917
Harris & Harris Group, Inc. (a)	144,604	284,870
MVC Capital, Inc.	42,599	449,845
		969,632
Chemicals - 1.47%		
Landec Corp. (a)	25,687	323,656
		323,656
Commercial Banks - 0.34%		
Boston Private Financial Holdings, Inc.	4,803	74,206
		74,206
Commercial Services & Supplies - 3.18%		
Civeo Corp. (a)	101,409	276,847
Command Security Corp. (a)	27,218	83,559
Perma-Fix Environmental Services, Inc. (a)	92,815	338,775
		699,181
Communications Equipment - 1.41%		
Aviat Networks, Inc. (a)	15,713	238,366
Communications Systems, Inc.	20,475	72,891
		311,257
Construction & Engineering - 5.21%		
Layne Christensen Co. (a)	25,215	316,448
Northwest Pipe Co. (a)	19,212	367,718
Orion Marine Group, Inc. (a)	32,591	255,188
Sterling Construction Co., Inc. (a)	12,790	208,221
		1,147,575
Consumer Goods - 0.68%		
Unique Fabricating, Inc.	20,067	148,897
		148,897
Distributors - 1.58%		
VOXX International Corp. Class A (a)	62,144	348,006
		348,006

* See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Diversified Consumer Services - 0.20%		
Lincoln Educational Services Corp. (a)	20,748	$ 41,911
		41,911
Diversified Financial Services - 1.20%		
Pico Holdings, Inc. (a)	20,720	265,216
		265,216
Diversified Telecommunications - 1.65%		
Alaska Communications Systems Group, Inc. (a)	135,420	362,926
		362,926
Electrical Equipment - 1.10%		
Powell Industries, Inc.	8,448	242,035
		242,035
Electronic Equipment, Instruments & Components - 8.40%		
Electro Scientific Industries, Inc. (a)	8,792	188,413
Iteris, Inc. (a)	21,626	150,733
Key Tronic Corp. (a)	34,610	236,037
Mace Security International, Inc. (a)(d)(e)(f)	144,083	55,069
Maxwell Technologies, Inc. (a)	55,783	321,310
Perceptron, Inc. (a)	14,409	139,767
Radisys Corp. (a)	144,203	144,924
Richardson Electronics Ltd.	57,639	388,487
Vishay Precision Group, Inc. (a)	8,974	225,696
		1,850,436
Energy Equipment & Services - 4.00%		
CARBO Ceramics, Inc. (a)	29,437	299,669
Dawson Geophysical Co. (a)	49,514	246,085
Gulf Island Fabrication, Inc.	24,975	335,289
		881,043
Food Products - 1.34%		
Coffee Holding Company, Inc. (a)	69,160	294,400
		294,400
Health Care Equipment & Supplies - 4.09%		
Digirad Corp.	117,266	301,960
Invacare Corp.	19,212	323,722
RTI Biologics, Inc. Com (a)	67,239	275,680
		901,362
Health Care Providers & Services - 0.53%		
InfuSystem Holdings, Inc. (a)	51,169	117,689
		117,689
Hotels, Restaurants & Leisure - 0.72%		
Dover Downs Gaming & Entertainment, Inc. (a)	19,212	19,596
Luby's, Inc. (a)	52,911	139,685
		159,281
Household Durables - 2.32%		
Emerson Radio Corp. (a)	111,713	163,090
Natuzzi SpA ADR (a)(c)	128,094	204,950
Stanley Funiture Co., Inc. (a)	162,956	141,772
		509,812

* See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
IT Services - 1.17%		
Computer Task Group, Inc. (a)	50,488	$ 257,489
		257,489
Insurance - 3.24%		
Blue Capital Reinsurance Holdings	17,820	214,731
State Auto Financial Corp.	7,205	209,810
United Insurance Holdings Corp.	16,810	289,972
		714,513
Internet & Direct Marketing Retail - 0.69%		
EVINE Live, Inc. (a)	107,763	150,868
		150,868
Internet Software & Services - 3.13%		
Autoweb, Inc. (a)	11,708	105,489
Liquidity Services, Inc. (a)	27,864	135,140
Realnetworks, Inc. (a)	68,665	234,834
Synacor, Inc. (a)	93,176	214,305
		689,768
Leisure Products - 3.41%		
Callaway Golf Co.	24,301	338,513
Clarus Corp. (a)	36,501	286,533
Jakks Pacific, Inc. (a)	53,149	124,900
		749,946
Life Sciences Tools & Services - 0.75%		
Harvard Bioscience, Inc. (a)	50,237	165,782
		165,782
Machinery - 6.36%		
FreightCar America, Inc.	26,189	447,308
Graham Corp.	9,700	203,021
LB Foster Co. - Class A (a)	14,889	404,236
Perma Pipe Holdings, Inc. (a)	16,810	151,290
STARRETT L S Co.	11,993	103,140
Twin Disc, Inc. (a)	3,436	91,295
		1,400,290
Metals & Mining- 5.28%		
Ampco-Pittsburgh Corp.	17,831	221,104
Endeavour Silver Corp. (a)	67,527	161,390
Olympic Steel, Inc.	9,965	214,148
Universal Stainless & Alloy Products, Inc. (a)	26,416	565,831
		1,162,473
Oil, Gas & Consumable Fuels - 1.51%		
Adams Resources & Energy, Inc.	4,913	213,715
Vaalco Energy, Inc. (a)	169,456	118,128
		331,843
Professional Services - 1.41%		
Acacia Research Corp. (a)	76,741	310,801
		310,801

* See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Semiconductors & Semiconductor Equipment - 2.47%		
Amtech Systems, Inc. (a)	22,826	229,858
Axcelis Technologies, Inc. (a)	3,047	87,449
AXT, Inc. (a)	26,125	227,287
		544,594
Software - 1.58%		
Allot Communications Ltd. (a)	26,416	140,797
Rubicon Project, Inc. (a)	32,171	60,160
Telenav, Inc. (a)	26,903	147,967
		348,924
Specialty Retail - 0.18%		
TravelCenters of America LLC (a)	9,414	38,597
		38,597
Technology Harware, Storage & Peripheral - 0.78%		
TransAct Technologies, Inc.	13,012	172,409
		172,409
Textiles, Apparel & Luxury Goods - 4.91%		
Crocs, Inc. (a)	16,772	211,998
Lakeland Industries, Inc. (a)	52,783	767,993
Movado Group, Inc.	3,155	101,591
		1,081,582
Thrifts & Mortgage Finance - 1.30%		
Trustco Bank Corp.	31,218	287,206
		287,206
Trading Companies & Distributors - 1.77%		
Houston Wire & Cable Co.	54,244	390,557
		390,557
TOTAL COMMON STOCKS (Cost $16,681,270)		19,405,233
Money Market Funds - 12.01%		
First American Funds Government Obligation Class Y 0.01% (b)	2,645,753	2,645,753
		2,645,753
TOTAL MONEY MARKET FUNDS (Cost $2,645,753)		2,645,753
TOTAL INVESTMENTS (Cost $19,327,023) 100.13%		22,050,986
Liabilities In Excess of Other Assets - (0.13)%		(28,432)
TOTAL NET ASSETS - 100.00%		$ 22,022,554

* See accompanying notes which are an integral part of the financial statements.
(a) Non-Income producing.
(b) The coupon rate shown represents the 7-day yield effective as of December 31, 2017.
(c) ADR - American Depositary Receipt
(d) A Portfolio Manager of the Adviser serves on the Board of Directors of this company.
(e) A former Portfolio Manager of this Fund, that currently acts as a consultant to the Adviser, serves on the Board of Directors for this company.
(f) Adviser owns more than 5% of the outstanding voting shares of the company.

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.

PORTFOLIO MANAGER:

Richard A. Barone
Portfolio Manager, Ancora
Advisors

———————

NET ASSETS:

$17.1 MILLION*

———————

INCEPTION DATE:

JANUARY 5, 2004

———————

TICKERS:

CLASS I – ANSIX

———————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2017

TOP HOLDINGS: DECEMBER 31, 2017 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class Y	12.73%
Mace Security International, Inc.	5.58%
Dividend and Income Fund	4.71%
Boulder Growth & Income Fund, Inc.	3.24%
Virtus Investment Partners, Inc. 7.25%, 02/01/20	2.95%
Liberty All Star Equity Fund	2.80%
Iteris, Inc.	2.65%
DDR Corp.	2.62%
Regions Financial Corp.	2.52%
Astronics Corp.	2.42%

SECTOR DIVERSIFICATION: DECEMBER 31, 2017 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	21.26%
Industrials	15.31%
Investment Companies	14.84%
Information Technology	14.67%
Money Market Funds	12.64%
Consumer Discretionary	8.62%
REIT	5.83%
Materials	2.19%
Health Care	2.04%
Energy	1.62%
Consumer Staples	0.98%

TOTAL RETURNS: DECEMBER 31, 2017

	ONE YEAR	THREE YEARS [d]	FIVE YEARS [d]	TEN YEARS [d]	SINCE INCEP [a][d]
ANCORA SPECIAL OPPORTUNITY FUND - I [b]	14.54%	9.24%	12.94%	8.40%	7.25%
WILSHIRE 5000 INDEX [c]	20.99% [d]	11.36%	15.69%	8.65%	8.89%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA SPECIAL OPPORTUNITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)

Growth of a $1,000,000 Investment



* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2017. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017

	Shares	Value
Common Stocks - 68.23%		
Aerospace & Defense - 3.35%		
Astronics Corp. (a)	10,000	$ 414,700
Kratos Defense & Security Solutions, Inc. (a)	15,000	158,850
		573,550
Auto Components - 1.66%		
Magna International, Inc.	5,000	283,350
		283,350
Banks - 2.52%		
Regions Financial Corp.	25,000	432,000
		432,000
Biotechnology - 1.15%		
Opko Health, Inc. (a)	40,000	196,000
		196,000
Building Products - 2.34%		
Alpha Pro Tech Ltd. (a)	100,000	400,000
		400,000
Capital Markets - 6.00%		
Manning & Napier, Inc.	85,000	306,000
Medley Capital Corp.	50,000	261,000
MVC Capital, Inc.	29,867	315,396
TICC Capital Corp.	25,000	143,500
		1,025,896
Chemicals - 2.20%		
Platform Specialty Products Corp. (a)	38,000	376,960
		376,960
Construction & Engineering - 0.73%		
Layne Christensen Co. (a)	10,000	125,500
		125,500
Diversified Financial Services - 2.25%		
Lincoln National Corp.	5,000	384,350
		384,350
Electrical Equipment - 6.46%		
Allied Motion Technologies, Inc.	10,000	330,900
Associated Capital Group, Inc.	10,000	341,000
Capstone Turbine Corp. (a)	100,000	77,000
Enphase Energy, Inc. (a)	100,000	241,000
Revolution Lighting Technologies, Inc. (a)	35,000	115,150
		1,105,050
Electronic Equipment, Instruments & Components - 10.00%		
Iteris, Inc. (a)	65,000	453,050
Mace Security International, Inc. (a)(c)(d)(f)	2,500,000	955,500
Vishay Precision Group, Inc. (a)	12,000	301,800
		1,710,350

* See accompanying notes which are an integral part of the financial statements.

21

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Equity Real Estate Investment Trusts (REITs) - 5.87%		
Ashford Hospitality Prime, Inc.	30,000	$ 291,900
DDR Corp.	50,000	448,000
Tanger Factory Outlet Centers, Inc.	10,000	265,100
		1,005,000
Financial Services - 2.93%		
Capitala Finance Corp.	35,000	254,800
Medallion Financial Corp. (a)	70,000	247,100
		501,900
Food Products - 0.99%		
Nomad Foods Ltd. (a)	10,000	169,100
		169,100
Health Care Providers & Services - 0.91%		
McKesson Corp.	1,000	155,950
		155,950
IT Services - 4.29%		
Edgewater Technology, Inc. (a) (e) (f)	12,000	74,880
PayPal Holdings, Inc. (a)	5,000	368,100
Xerox Corp.	10,000	291,500
		734,480
Insurance - 0.91%		
Genworth Financial, Inc. (a)	50,000	155,500
		155,500
Machinery - 1.33%		
Mueller Water Products, Inc.	10,000	125,300
Xylem, Inc.	1,500	102,300
		227,600
Machinery and Equipment - 2.01%		
First Data Corp. (a)	5,000	83,550
Rexnord Corp. (a)	10,000	260,200
		343,750
Media - 3.79%		
Twenty-First Century Fox, Inc.	10,000	341,200
Viacom, Inc. Class B	10,000	308,100
		649,300
Miscellaneous - 0.00%		
Contra Softbrands, Inc. (a)	40,000	-
		-
Oil, Gas & Consumable Fuels - 1.63%		
Southwestern Energy Co. (a)	50,000	279,000
		279,000
Specialty Retail - 0.93%		
Office Depot, Inc.	45,000	159,300
		159,300
Textiles, Apparel & Luxury Goods - 2.30%		
Lakeland Industries, Inc. (a)	27,000	392,850
		392,850

* See accompanying notes which are an integral part of the financial statements.

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2017 (CONTINUED)

	Shares	Value
Trading Companies & Distributors - 1.68%		
Houston Wire & Cable Co. (a)	40,000	$ 288,000
		288,000
TOTAL COMMON STOCKS (Cost $9,501,411)		11,674,736
Traditional Preferred Securities - 2.95%		
Virtus Investment Partners, Inc. 7.25%, 02/01/20	5,000	504,700
		504,700
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $475,318)		504,700
Investment Companies - 16.81%		
Boulder Growth & Income Fund, Inc.	50,000	554,500
Dividend and Income Fund	60,000	805,800
Dividend and Income Fund Rights Expire 12/26/2018 (a)	60,000	-
Equus Total Return, Inc.	133,000	319,200
Liberty All Star Equity Fund	76,000	478,800
RMR Real Estate Income Fund Com	16,000	305,440
The Gabelli Healthcare & Wellness Trust	40,000	412,804
		2,876,544
TOTAL INVESTMENT COMPANIES (Cost $2,227,983)		2,876,544
Money Market Funds - 12.73%		
First American Funds Government Obligation Class Y 0.01% (b)	2,177,870	2,177,870
		2,177,870
TOTAL MONEY MARKET FUNDS (Cost $2,177,870)		2,177,870
TOTAL INVESTMENTS (Cost $14,382,582) 100.72%		17,233,850
Liabilities In Excess of Other Assets - (0.72)%		(123,695)
TOTAL NET ASSETS - 100.00%		$ 17,110,155

* See accompanying notes which are an integral part of the financial statements.
(a) Non-Income producing.
(b) The coupon rate shown represents the 7-day yield effective as of December 31, 2017.
(c) The Portfolio Manager of this Fund serves on the Board of Directors for this company.
(d) A former Portfolio Manager of the MicroCap Fund, that currently acts as a consultant to the Adviser, serves on the Board of Directors for this company.
(e) The CEO of the adviser serves on the Board of Directors for this company.
(f) Adviser owns more than 5% of the outstanding voting shares of the company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
Ancora Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust comprising Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora MicroCap Fund, and Ancora Special Opportunity Fund (the "Funds") as of December 31, 2017, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, including the related notes, and the financial highlights for each of the periods indicated in the period then ended, (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ancora Trust as of December 31, 2017, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and confirmation of securities owned as of December 31, 2017, by correspondence with the custodian transfer agent and brokers. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Funds' auditor since 2004.

Cohen + Company

COHEN & COMPANY, LTD.
Cleveland, Ohio
February 28, 2018

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2017

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Assets				
Investments in securities:				
At Cost	$ 32,006,650	$ 73,013,125	$ 19,280,263	$ 13,347,499
At Fair Value	$ 32,929,383	$ 92,309,941	$ 21,995,917	$ 16,203,470
Investments in Affiliated Securities:				
At Cost	$ -	$ -	$ 46,760	$ 1,035,083
At Fair Value	$ -	$ -	$ 55,069	$ 1,030,380
Cash	-	-	500	-
Dividends and interest receivable	131,339	228,323	12,001	42,965
Receivable for investments sold	200,632	93,980	-	207,413
Shareholder subscription receivable	474	647,515	1,724	283
Prepaid expenses	3,073	15,080	4,138	2,388
Total assets	33,264,901	93,294,839	22,069,349	17,486,899
Liabilities				
Payable for investments purchased	-	-	-	339,798
Shareholder redemptions payable	50,000	29,658	-	-
Payable to advisor	25,673	78,228	21,502	15,112
Administration fees payable	2,895	7,800	1,870	1,511
Shareholder servicing fees payable	284	705	185	150
Trustee fees payable	1,400	3,200	1,000	800
Accrued expenses	18,916	21,566	22,238	19,373
Total liabilities	99,168	141,157	46,795	376,744
Net Assets:	$ 33,165,733	$ 93,153,682	$ 22,022,554	$ 17,110,155
(unlimited number of shares authorized, no par value)				
Net Assets consist of:				
Paid in capital	32,339,671	73,299,391	18,586,611	14,216,074
Accumulated undistributed net investment income (loss)	-	105,664	-	-
Accumulated net realized gain (loss) on:				
Investment securities	(96,671)	451,811	711,980	42,813
Net unrealized appreciation (depreciation) on:				
Investment securities	922,733	19,296,816	2,723,963	2,851,268
Net Assets	$ 33,165,733	$ 93,153,682	$ 22,022,554	$ 17,110,155

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2017 (CONTINUED)

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Class I:				
Net assets applicable to Class I shares	$ 33,165,733	$84,307,536	$22,022,554	$ 17,110,155
Shares outstanding (unlimited number of shares authorized, no par value)	4,049,082	5,420,059	1,563,570	2,284,113
Net asset value, offering price, and redemption price per share	$ 8.19	$ 15.55	$ 14.09	$ 7.49
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 8.03	$ 15.24	$ 13.81	$ 7.34
Class S:				
Net assets applicable to Class S shares		$ 8,846,146		
Shares outstanding (unlimited number of shares authorized, no par value)		558,145		
Net asset value, offering price, and redemption price per share		$ 15.85		
Minimum Redemption Price Per Share (a) (NAV * 98%)		$ 15.53		

* See accompanying notes which are an integral part of the financial statements.
(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.

STATEMENTS OF OPERATIONS – For the year ended December 31, 2017

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Investment Income				
Dividend income (Net of foreign taxes withheld $0, $2,239, $0, and $825, respectively)	$ 1,692,958	$ 1,385,600	$ 108,247	$ 229,129
Dividend income from Affiliates	-	-	-	-
Interest income	37,032	19,362	10,903	15,975
Total Income	1,729,990	1,404,962	119,150	245,104
Expenses				
Investment advisor fee	341,056	787,840	197,481	165,760
12b-1 fees				
Class C (a)	19,277	2,166	2,516	26,520
Servicing account expenses				
Class I	2,242	4,862	1,365	1,110
Fund accounting expenses	35,040	46,564	25,536	25,536
Transfer agent expenses	9,290	9,300	9,300	9,300
Legal expenses	17,270	16,889	19,724	17,342
Administration expenses	34,105	79,325	19,748	16,576
Insurance expenses	5,440	5,702	5,441	5,441
Custodian expenses	7,588	12,776	7,584	7,876
Auditing expenses	15,143	16,276	16,185	16,600
Printing expenses	4,329	2,015	1,164	1,099
Trustees expenses	4,709	10,666	3,233	2,883
Miscellaneous expenses	3,361	3,731	2,851	2,945
Registration expenses	5,586	39,965	6,569	2,169
Total Expenses	504,436	1,038,077	318,697	301,157
Waived Fees	(41,178)	(24,833)	-	-
Net Operating Expenses	463,258	1,013,244	318,697	301,157
Net Investment Income (Loss)	1,266,732	391,718	(199,547)	(56,053)
Net Realized & Unrealized Gains (Loss)				
Net realized gain on unaffiliated investment securities	284,065	6,241,479	2,270,279	877,432
Net realized gain from in-kind redemptions (Note 5)	-	-	15,909	-
Net realized gain on affiliated investment securities	-	-	(7,160)	-
Capital gain distributions from investment companies	7,727	28,147	-	124,979
Net Change in unrealized appreciation on unaffiliated investment securities	745,678	7,220,022	1,154,576	1,353,242
Net Change in unrealized appreciation on affiliated investment securities	-	-	2,859	(84,620)
Net realized and unrealized gain on investment securities	1,037,470	13,489,648	3,436,463	2,271,033
Net increase in net assets resulting from operations	$ 2,304,202	$ 13,881,366	$ 3,236,916	$ 2,214,980

* See accompanying notes which are an integral part of the financial statements.

(a) For period January 1, 2017 through June 28, 2017. Class C merged into Class I on June 28, 2017.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	Year Ended December 31, 2017	Year Ended December 31, 2016
Increase in Net Assets from Operations		
Net investment income	$ 1,266,732	$ 1,139,778
Net realized gain on unaffiliated investment securities	284,065	317,267
Net realized gain on affiliated investment securities	-	-
Capital gain distributions from investment companies	7,727	204
Change in net unrealized appreciation on unaffiliated investment securities	745,678	249,379
Net increase in net assets resulting from operations	2,304,202	1,706,628
Distributions		
From net investment income, Class C	(80,197)	(474,303)
From net investment income, Class I	(1,186,535)	(636,868)
From short-term capital gains, Class C	-	(73,055)
From short-term capital gains, Class I	-	(90,436)
From long-term capital gains, Class C	-	-
From long-term capital gains, Class I	(261,699)	-
From return of capital, Class C	(114,942)	(283,203)
From return of capital, Class I	(446,633)	(350,584)
Total distributions	(2,090,006)	(1,908,449)
Capital Share Transactions - Class C		
Proceeds from sale of shares	1,270,473	1,063,415
Shares issued in reinvestment of dividends	65,736	251,147
Shares redeemed	(13,901,071)[a]	(3,688,358)
	(12,564,862)	(2,373,796)
Capital Share Transactions - Class I		
Proceeds from sale of shares	20,651,918[a]	7,066,058
Shares issued in reinvestment of dividends	1,157,868	598,869
Shares redeemed	(8,451,115)	(1,390,332)
	13,358,671	6,274,595
Net increase in net assets resulting from capital share transactions	793,809	3,900,799
Total increase in net assets	1,008,005	3,698,978
Net Assets		
Beginning of year	$ 32,157,728	$ 28,458,750
End of year	$ 33,165,733	$ 32,157,728
Accumulated undistributed net investment loss	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	155,717	128,557
Shares issued in reinvestment of distributions	8,079	30,775
Shares repurchased	(1,696,226)[a]	(444,389)
Net decrease from capital share transactions	(1,532,430)	(285,057)
Capital Share Transactions - I Shares		
Shares sold	2,484,102[a]	845,483
Shares issued in reinvestment of distributions	140,211	72,372
Shares repurchased	(1,020,506)	(168,142)
Net increase from capital share transactions	1,603,807	749,713

* See accompanying notes which are an integral part of the financial statements.

(a) For period January 1, 2017 through June 28, 2017. Class C merged into Class I on June 28, 2017. The amount of $11,249,911 and 1,371,459 shares were exchanged from Class C to Class I for 1,349,881 shares.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2017	Year Ended December 31, 2016
Increase in Net Assets from Operations		
Net investment income	$ 391,718	$ 26,812
Net realized gain on unaffiliated investment securities	6,241,479	2,217,593
Net realized gain on affiliated investment securities	-	169,517
Capital gain distributions from investment companies	28,147	20,595
Change in net unrealized appreciation on unaffiliated investment securities	7,220,022	7,116,811
Net increase in net assets resulting from operations	13,881,366	9,551,328
Distributions		
From net investment income, Class C	-	-
From net investment income, Class I	(234,056)	(87,564)
From net investment income, Class S	(51,998)	(7,810)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class I	(1,075,424)	-
From short-term capital gains, Class S	(110,294)	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class I	(4,608,990)	-
From long-term capital gains, Class S	(472,692)	-
From return of capital, Class C	-	-
From return of capital, Class I	-	-
From return of capital, Class S	-	-
Total distributions	(6,553,454)	(95,374)
Capital Share Transactions - Class C		
Proceeds from sale of shares	933	40,183
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(968,954)[a]	(99,616)
	(968,021)	(59,433)
Capital Share Transactions - Class I		
Proceeds from sale of shares	17,959,260[a]	8,283,937
Shares issued in reinvestment of dividends	4,559,822	76,947
Shares redeemed	(6,404,581)	(6,256,012)
	16,114,501	2,104,872
Capital Share Transactions - Class S		
Proceeds from sale of shares	426,083	2,652,156
Shares issued in reinvestment of dividends	634,984	7,810
Shares redeemed	(271,506)	(347,582)
	789,561	2,312,384
Net increase in net assets resulting from capital share transactions	15,936,041	4,357,823
Total increase in net assets	23,263,953	13,813,777
Net Assets		
Beginning of year	$ 69,889,729	$ 56,075,952
End of year	$ 93,153,682	$ 69,889,729
Accumulated undistributed net investment income	$ 105,664	$ -

* See accompanying notes which are an integral part of the financial statements.

29

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

(CONTINUED)

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2017	Year Ended December 31, 2016
Capital Share Transactions - C Shares		
Shares sold	66	3,295
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(67,983)[a]	(7,837)
Net decrease from capital share transactions	(67,917)	(4,542)
Capital Share Transactions - I Shares		
Shares sold	1,156,537[a]	644,888
Shares issued in reinvestment of distributions	291,549	5,411
Shares repurchased	(421,259)	(506,242)
Net increase from capital share transactions	1,026,827	144,057
Capital Share Transactions - S Shares		
Shares sold	26,717	209,491
Shares issued in reinvestment of distributions	39,861	540
Shares repurchased	(17,000)	(27,132)
Net increase from capital share transactions	49,578	182,899

* See accompanying notes which are an integral part of the financial statements.
(a) For period January 1, 2017 through June 28, 2017. Class C merged into Class I on June 28, 2017. The amount of $901,741 and 63,265 shares were exchanged from Class C to Class I for 61,655 shares.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	Year Ended December 31, 2017	Year Ended December 31, 2016
Increase in Net Assets from Operations		
Net investment income (loss)	$ (199,547)	$ 36,762
Net realized gain on unaffiliated investment securities	2,270,279	131,893
Net realized gain from in-kind redemptions (Note 2)	15,909	-
Net realized gain on affiliated investment securities	(7,160)	-
Capital gain distributions from investment companies	-	-
Capital gain distributions from affiliated investment securities	-	-
Change in net unrealized appreciation on unaffiliated investment securities	1,154,576	2,321,493
Change in net unrealized appreciation on affiliated investment securities	2,859	-
Net increase in net assets resulting from operations	3,236,916	2,490,148
Distributions		
From net investment income, Class C	-	-
From net investment income, Class I	(3,955)	(32,806)
From short-term capital gains, Class C	-	(8,147)
From short-term capital gains, Class I	(57,397)	(125,412)
From long-term capital gains, Class C	-	(6,225)
From long-term capital gains, Class I	(1,530,515)	(95,828)
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	(1,591,867)	(268,418)
Capital Share Transactions - Class C		
Proceeds from sale of shares	25,933	57,339
Shares issued in reinvestment of dividends	-	14,372
Shares redeemed	(1,027,651)[(a)]	(162,691)
	(1,001,718)	(90,980)
Capital Share Transactions - Class I		
Proceeds from sale of shares	5,398,175[(a)]	1,955,205
Shares issued in reinvestment of dividends	1,572,847	249,562
Shares redeemed	(2,755,750)	(2,782,429)
	4,215,272	(577,662)
Net increase (decrease) in net assets resulting from capital share transactions	3,213,554	(668,642)
Total increase in net assets	4,858,603	1,553,088
Net Assets		
Beginning of year	$ 17,163,951	$ 15,610,863
End of year	$ 22,022,554	$ 17,163,951
Accumulated undistributed net investment income (loss)	$ -	$ 3,956
Capital Share Transactions - C Shares		
Shares sold	2,107	5,367
Shares issued in reinvestment of distributions	-	1,193
Shares repurchased	(83,475)[(a)]	(15,809)
Net decrease from capital share transactions	(81,368)	(9,249)
Capital Share Transactions - I Shares		
Shares sold	385,614[(a)]	178,451
Shares issued in reinvestment of distributions	111,234	19,182
Shares repurchased	(192,094)	(247,832)
Net increase (decrease) from capital share transactions	304,754	(50,199)

* See accompanying notes which are an integral part of the financial statements.
(a) For period January 1, 2017 through June 28, 2017. Class C merged into Class I on June 28, 2017. The amount of $957,703 and 77,776 shares were exchanged from Class C to Class I for 71,753 shares.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Special Opportunity Fund	
	Year Ended December 31, 2017	Year Ended December 31, 2016
Increase in Net Assets from Operations		
Net investment loss	$ (56,053)	$ (95,010)
Net realized gain on unaffiliated investment securities	877,432	871,851
Net realized gain (loss) on affiliated investment securities	-	34,753
Capital gain distributions from investment companies	124,979	103,176
Change in net unrealized appreciation on unaffiliated investment securities	1,353,242	1,152,389
Change in net unrealized appreciation on affiliated investment securities	(84,620)	-
Net increase in net assets resulting from operations	2,214,980	2,067,159
Distributions		
From net investment income, Class C	-	-
From net investment income, Class I	-	-
From short-term capital gains, Class C	-	(491,330)
From short-term capital gains, Class I	(365,886)	(148,674)
From long-term capital gains, Class C	-	(53,744)
From long-term capital gains, Class I	(656,696)	(16,262)
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	(1,022,582)	(710,010)
Capital Share Transactions - Class C		
Proceeds from sale of shares	135,833	3,024,552
Shares issued in reinvestment of dividends	-	47,046
Shares redeemed	(11,933,359)[a]	(2,856,771)
	(11,797,526)	214,827
Capital Share Transactions - Class I		
Proceeds from sale of shares	13,351,701[a]	695,214
Shares issued in reinvestment of dividends	471,604	22,335
Shares redeemed	(1,375,422)	(221,419)
	12,447,883	496,130
Net increase in net assets resulting from capital share transactions	650,357	710,957
Total increase in net assets	1,842,755	2,068,106
Net Assets		
Beginning of year	$ 15,267,400	$ 13,199,294
End of year	$ 17,110,155	$ 15,267,400
Accumulated undistributed net investment income (loss)	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	20,682	494,789
Shares issued in reinvestment of distributions	-	7,397
Shares repurchased	(1,826,112)[a]	(493,622)
Net increase (decrease) from capital share transactions	(1,805,430)	8,564
Capital Share Transactions - I Shares		
Shares sold	1,854,659[a]	107,679
Shares issued in reinvestment of distributions	62,797	3,209
Shares repurchased	(183,647)	(34,384)
Net increase from capital share transactions	1,733,809	76,504

* See accompanying notes which are an integral part of the financial statements.
(a) For period January 1, 2017 through June 28, 2017. Class C merged into Class I on June 28, 2017.   The amount of $11,628,713 and 1,779,683 shares were exchanged from Class C to Class I for 1,622,087 shares.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS I SHARES (Formerly Class D)	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015	Year Ended 12/31/2014	Year Ended 12/31/2013
Selected Per Share Data					
Net asset value, beginning of year	$ 8.13	$ 8.15	$ 8.44	$ 8.12	$ 8.98
Income from investment operations					
Net investment income [a]	0.31	0.33	0.34	0.33	0.32
Net realized and unrealized gain (loss)	0.26	0.17	(0.06)	0.60	(0.55)
Total from investment operations	0.57	0.50	0.28	0.93	(0.23)
Less Distributions to shareholders:					
From net investment income	(0.32)	(0.31)	(0.35)	(0.52)	(0.36)
From net realized gain	(0.07)	(0.04)	(0.08)	(0.03)	-
From return of capital	(0.12)	(0.17)	(0.14)	(0.06)	(0.27)
Total distributions	(0.51)	(0.52)	(0.57)	(0.61)	(0.63)
Paid in capital from redemption fees	-[e]	-[e]	-[e]	-	-
Net asset value, end of year	$ 8.19	$ 8.13	$ 8.15	$ 8.44	$ 8.12
Total Return [b]	7.14%	6.21%	3.41%	11.64%	(2.71)%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 33,166	$ 19,880	$ 13,814	$ 11,574	$ 9,682
Ratio of expenses to average net assets [c]	1.28%	1.28%	1.28%	1.28%	1.29%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.41%	1.43%	1.42%	1.46%	1.45%
Ratio of net investment income (loss) to average net assets [c] [d]	3.76%	4.04%	4.08%	3.88%	3.71%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.63%	3.90%	3.94%	3.70%	3.55%
Portfolio turnover rate	54.84%	76.34%	88.64%	104.56%	122.34%

*See accompanying notes which are an integral part of the financial statements.
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015	Year Ended 12/31/2014	Period Ended 12/31/2013 [g]
Selected Per Share Data					
Net asset value, beginning of period	$ 14.04	$ 12.06	$ 13.43	$ 13.19	$ 10.00
Income from investment operations					
Net investment income (loss) [a]	0.07	0.00[h]	0.01	0.14	(0.01)
Net realized and unrealized gain (loss)	2.61	2.00	(1.26)	0.69	3.41
Total from investment operations	2.68	2.00	(1.25)	0.83	3.40
Less Distributions to shareholders:					
From net investment income	(0.05)	(0.02)	(0.01)	(0.14)	-
From net realized gain	(1.12)	-	(0.11)	(0.45)	(0.21)
From return of capital	-	-	-	-	-
Total distributions	(1.17)	(0.02)	(0.12)	(0.59)	(0.21)
Paid in capital from redemption fees	_[h]	_[h]	_[h]	-	-
Net asset value, end of period	$ 15.55	$ 14.04	$ 12.06	$ 13.43	$ 13.19
Total Return [b]	19.05%	16.58%	(9.30)%	6.22%	34.04%[f]
Ratios and Supplemental Data					
Net assets, end of period (000)	$ 84,308	$ 61,691	$ 51,236	$ 54,439	$ 43,787
Ratio of expenses to average net assets [c]	1.32%	1.32%	1.31%	1.32%	1.39%[e]
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.32%	1.32%	1.31%	1.32%	1.46%[e]
Ratio of net investment income (loss) to average net assets [c][d]	0.46%	0.03%	0.09%	1.07%	(0.09)%[e]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c][d]	0.46%	0.03%	0.09%	1.07%	(0.17)%[e]
Portfolio turnover rate	60.96%	80.25%	57.12%	63.63%	46.72%[f]

*See accompanying notes which are an integral part of the financial statements.
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period January 2, 2013 (commencement of operations) through December 31, 2013.
(h) Amount is less than $0.005.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS I SHARES (Formerly Class D)	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015	Year Ended 12/31/2014	Year Ended 12/31/2013
Selected Per Share Data					
Net asset value, beginning of year	$ 12.87	$ 11.20	$ 14.15	$ 13.99	$ 11.05
Income from investment operations					
Net investment loss [(a)]	(0.14)	0.03	(0.12)	(0.04)	(0.08)
Net realized and unrealized gain (loss)	2.46	1.85	(1.09)	2.30	4.08
Total from investment operations	2.32	1.88	(1.21)	2.26	4.00
Less Distributions to shareholders:					
From net investment income	-[(c)]	(0.03)	-	-	-
From net realized gain	(1.10)	(0.18)	(1.74)	(2.10)	(1.06)
Total distributions	(1.10)	(0.21)	(1.74)	(2.10)	(1.06)
Paid in capital from redemption fees	-[(c)]	-[(c)]	-[(c)]	-	-
Net asset value, end of year	$ 14.09	$ 12.87	$ 11.20	$ 14.15	$ 13.99
Total Return [(b)]	18.00%	16.73%	(8.61)%	16.21%	36.32%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 22,023	$ 16,195	$ 14,665	$ 13,640	$ 11,136
Ratio of expenses to average net assets	1.60%	1.60%	1.60%	1.60%	1.60%
Ratio of expenses to average net assets before waiver & reimbursement	1.60%	1.65%	1.60%	1.71%	1.83%
Ratio of net investment income (loss) to average net assets	(0.98)%	0.28%	(0.90)%	(0.25)%	(0.58)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.98)%	0.22%	(0.90)%	(0.36)%	(0.81)%
Portfolio turnover rate	35.15%(d)	13.60%	26.97%	34.39%	23.02%

*See accompanying notes which are an integral part of the financial statements.
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
(d) Excludes the impact of in-kind transactions.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund

CLASS I SHARES (Formerly Class D)	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015	Year Ended 12/31/2014	Year Ended 12/31/2013
Selected Per Share Data					
Net asset value, beginning of year	$ 6.94	$ 6.18	$ 6.48	$ 7.06	$ 5.44
Income from investment operations					
Net investment income (loss) [a]	(0.03)	(0.01)	0.02	(0.01)	(0.05)
Net realized and unrealized gain (loss)	1.04	1.07	(0.21)	0.54	1.75
Total from investment operations	1.01	1.06	(0.19)	0.53	1.70
Less Distributions to shareholders:					
From net investment income	-	-	-	-	-
From net realized gain	(0.46)	(0.30)	(0.11)	(1.11)	(0.08)
From return of capital	-	-	-	-	-
Total distributions	(0.46)	(0.30)	(0.11)	(1.11)	(0.08)
Net asset value, end of year	$ 7.49	$ 6.94	$ 6.18	$ 6.48	$ 7.06
Total Return [b]	14.54%	17.19%	(2.89)%	7.33%	31.32%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 17,110	$ 3,820	$ 2,930	$ 3,226	$ 3,392
Ratio of expenses to average net assets [c]	1.64%	1.73%	1.76%	1.77%	1.84%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.64%	1.73%	1.76%	1.77%	1.84%
Ratio of net investment income (loss) to average net assets [c][d]	(0.43)%	(0.10)%	0.24%	(0.13)%	(0.76)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c][d]	(0.43)%	(0.10)%	0.24%	(0.13)%	(0.76)%
Portfolio turnover rate	100.67%	141.57%	200.23%	145.11%	113.99%

* See accompanying notes which are an integral part of the financial statements.
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	Year Ended 12/31/2017	Year Ended 12/31/2016	Period Ended 12/31/2015 [g]
Selected Per Share Data			
Net asset value, beginning of period	$ 14.29	$ 12.23	$ 14.00
Income from investment operations			
Net investment income [a]	0.12	0.05	0.01
Net realized and unrealized gain (loss)	2.66	2.03	(1.66)
Total from investment operations	2.78	2.08	(1.65)
Less Distributions to shareholders:			
From net investment income	(0.10)	(0.02)	(0.01)
From net realized gain	(1.12)	-	(0.11)
From return of capital	-	-	-
Total distributions	(1.22)	(0.02)	(0.12)
Net asset value, end of period	$ 15.85	$ 14.29	$ 12.23
Total Return [b]	19.45%	16.97%	(11.77)% [f]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 8,846	$ 7,267	$ 3,981
Ratio of expenses to average net assets [c]	1.00%	0.99%	0.99% [e]
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.31%	1.31%	1.31% [e]
Ratio of net investment income (loss) to average net assets [c] [d]	0.79%	0.34%	0.15% [e]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	0.48%	0.01%	(0.16)% [e]
Portfolio turnover rate	60.96%	80.25%	57.12% [f]

*See accompanying notes which are an integral part of the financial statements.
(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period June 19, 2015 (commencement of operations) through December 31, 2015.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements
December 31, 2017

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Special Opportunity Fund (the "Special Opportunity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return through a combination of income and capital appreciation in the value of its shares. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Ancora/Thelen Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor"). As of June 28, 2017, Class C Shares merged into Class I Shares for each of the Funds.

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the year ended December 31, 2017, the Income Fund – Class I collected $674 in redemption fees. For the year ended December 31, 2017, the Small-Mid Cap Fund – Class I collected $1,596 in redemption fees. For the year ended December 31, 2017, the Microcap Fund – Class I collected $1,413 in redemption fees. For the year ended December 31, 2017, the Small-Mid Cap Fund Class S, and the Opportunity Fund – Class I did not collect any redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 946 Financial Services – Investment Companies.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2017, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year ended December 31, 2017, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Special Opportunity Fund, MicroCap Fund, and Small-Mid Cap Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to return of capital distributions and distribution re-designations.

FINANCIAL REVIEW

At December 31, 2017 the following reclassifications were made:

	Undistributed Net Investment Income (Loss)	Realized Gain (Loss) on Investments	Capital
Income Fund	$ -	$ -	$ -
Small-Mid Cap Fund	$ -	$ 1	$ (1)
MicroCap Fund	$ 199,546	$ (15,908)	$ (183,638)
Special Opportunity Fund	$ 56,053	$ (56,053)	$ -

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

All investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2017:

Ancora Income Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Investment Companies	$ 13,543,346	$ -	$ -	$ 13,543,346
Corporate Bond Trust Certificates	9,390,878	-	-	9,390,878
Corporate Bonds	-	1,986,505	-	1,986,505
Traditional Preferred Securities	1,452,920	-	-	1,452,920
REIT Senior Securities	4,941,120	-	-	4,941,120
Money Market Funds	1,614,614	-	-	1,614,614
Total	$ 30,942,878	$ 1,986,505	$ -	$ 32,929,383

Ancora/Thelen Small-Mid Cap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 88,987,703	$ 298,000	$ -	$ 89,285,703
Money Market Funds	3,024,238	-	-	3,024,238
Total	$ 92,011,941	$ 298,000	$ -	$ 92,309,941

Ancora MicroCap Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 19,405,233	$ -	$ -	$ 19,405,233
Money Market Funds	2,645,753	-	-	2,645,753
Total	$ 22,050,986	$ -	$ -	$ 22,050,986

Ancora Special Opportunity Fund

Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Common Stocks	$ 11,674,736	$ -	$ -	$ 11,674,736
Traditional Preferred Securities	504,700	-	-	504,700
Investment Companies	2,876,544	-	-	2,876,544
Rights	-	-	-	-
Money Market Funds	2,177,870	-	-	2,177,870
Total	$ 17,233,850	$ -	$ -	$ 17,233,850

* The Funds did not hold any Level 3 assets during the year ended December 31, 2017. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2017. There were no transfers into and out of Levels 1 and 2 during the current period. It is the Funds' policy to recognize transfers into and out of Levels at the end of the reporting period.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the year ended December 31, 2017:

Ancora MicroCap Fund

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2016	$ 61,500
Net Realized Gain/(Loss) on Sale of Investments	(7,160)
Net Change in Unrealized Appreciation on Investments Held at Period End	2,859
Net Purchases	-
Net Sales	(2,130)
Balance End at December 31, 2017	$ 55,069
Dividend Income	$ -

Ancora Special Opportunity Fund

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2016	$ 1,025,000
Net Realized Gain/(Loss) on Sale of Investments	-
Net Change in Unrealized Depreciation on Investments Held at Period End	(69,500)
Net Purchases	-
Net Sales	-
Balance End at December 31, 2017	$ 955,500
Dividend Income	$ -

Edgewater Technology, Inc.	Investments
Balance Beginning at December 31, 2016	$ 90,000
Net Realized Gain/(Loss) on Sale of Investments	-
Net Change in Unrealized Depreciation on Investments Held at Period End	(15,120)
Net Purchases	-
Net Sales	-
Balance End at December 31, 2017	$ 74,880
Dividend Income	$ -

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. The Ancora Group, Inc. is the parent company of the Advisor. Ancora Holdings Inc. is the parent company to The Ancora Group, Inc. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Small-Mid Cap Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the year ended December 31, 2017, the Advisor earned fees of $341,056 from the Income Fund, $787,840 from the Small-Mid Cap Fund, $197,481 from the MicroCap Fund, and $165,760 from the Special Opportunity Fund. At December 31, 2017, payables to

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

the Advisor were $25,673, $78,228, $21,502, and $15,112 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until April 30, 2018, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2017, the Advisor waived management fees of $41,178 for the Income Fund Class I shares. As of April 30, 2017, the Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until April 30, 2018, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. Prior to April 30, 2017, the Class I and Class S shares limited total annual operating expenses to 1.39% and 0.99%, respectively, of average daily net assets. For the year ended December 31, 2017, the Advisor waived management fees of $24,833 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until April 30, 2018, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. The Special Opportunity Fund Class I does not have an expense waiver agreement. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers or other services.

For the period of January 1, 2017, through June 28, 2017 (date the Class C Shares merged into Class I Shares), the fees earned and payable were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at December 31, 2017
Income Fund			
Class C	0.50%	$ 19,277	$ -
Small-Mid Cap Fund			
Class C	0.75%	$ 2,166	$ -
MicroCap Fund			
Class C	0.75%	$ 2,516	$ -
Special Opportunity Fund			
Class C	0.75%	$ 26,520	$ -

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

The Funds have entered into an Administration Agreement with The Ancora Group, Inc., an affiliate of the advisor. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2017, The Ancora Group, Inc. earned $34,105 from the Income Fund, $79,325 from the Small-Mid Cap Fund, $19,748 from the MicroCap Fund, and $16,576 from the Special Opportunity Fund. As of December 31, 2017, The Ancora Group, Inc. was owed $2,895, $7,800, $1,870, and $1,511 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. Arbor Court is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, Inc., each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

NOTE 5. INVESTMENTS

For the year ended December 31, 2017, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 17,341,862	$ 57,551,904	$ 6,564,950	$ 14,386,543
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 17,020,046	$ 45,987,570	$ 6,291,286	$ 13,359,806

For the year ended December 31, 2017, purchases and sales of in-kind transactions for the MicroCap Fund were $0 and $719,653, respectively. The realized loss from these transactions was $15,909.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

At December 31, 2017, the costs of securities for federal income tax purposes were $32,093,938, $73,220,424, $19,339,522, and $14,407,784 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively.

As of December 31, 2017, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Gross Appreciation	$ 1,078,252	$ 20,252,070	$ 4,817,160	$ 3,573,163
Gross (Depreciation)	(242,807)	(1,162,553)	(2,105,696)	(747,097)
Net Appreciation (Depreciation) on Investments	$ 835,445	$ 19,089,517	$ 2,711,464	$ 2,826,066

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales.

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during year ended December 31, 2017 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Ordinary income	$ 1,266,732	$ 1,471,772	$ 61,352	$ 365,886
Long-term capital gain	261,699	5,081,682	1,530,515	656,696
Return of capital	561,575	-	-	-
	$ 2,090,006	$ 6,553,454	$ 1,591,867	$ 1,022,582

The tax character of distributions paid during the year ended December 31, 2016 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Ordinary income	$ 1,274,662	$ 72,101	$ 166,365	$ 640,004
Long-term capital gain	-	23,273	102,053	70,006
Return of capital	633,787	-	-	-
	$ 1,908,449	$ 95,374	$ 268,418	$ 710,010

Under current law, capital losses and specified gains realized after October 31, and net investment losses realized after December 31, of a fund's fiscal year may be deferred and treated as occurring on the first business day of the following fiscal year for tax purposes.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2017

For the year ended December 31, 2017, the funds elected to defer the following post-October losses:

	Post October Loss Deferred
Income Fund	$ 9,383
Small-Mid Cap Fund	$ 111,893
MicroCap Fund	$ 8,294
Special Opportunity Fund	$ 27,670

As of December 31, 2017, the components of distributable earnings on a tax basis were as follows:

	Income Fund	**Small-Mid Cap Fund**	**MicroCap Fund**	**Special Opportunity Fund**
Accumulated undistributed ordinary income (loss)	$ -	$ 126,352	$ -	$ 45,237
Accumulated undistributed capital gain (loss)	(9,383)	638,422	724,479	22,778
Unrealized appreciation (depreciation)	835,445	19,089,517	2,711,464	2,826,066
	$ 826,062	$ 19,854,291	$ 3,435,943	$ 2,894,081

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2017, National Financial Services, LLC. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	78.22%
Small-Mid Cap Fund	62.34%
MicroCap Fund	75.11%
Special Opportunity Fund	84.75%

NOTE 8. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

Ancora Trust
Additional Information
December 31, 2017

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)
The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

ADVISORY RENEWAL AGREEMENT (UNAUDITED)

At a Board meeting held on September 5, 2017, the continuation, for an additional year, of the First Amended Management Agreement dated August 18, 2014 between the Funds and Ancora Advisors, LLC (the "Advisor") was voted on.

In order to fulfill their fiduciary duties pursuant to Section 15 of the 1940 Act, the Trustees reviewed the Management Agreement between the Trust and the Advisor pursuant to which the Advisor provides investment advisory services to each of the Funds. The Board was provided a copy of the Management Agreement and a memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of continuation of the Management Agreement. The Advisor also presented the Board with materials showing management fees paid by comparable funds.

In determining whether to approve the continuation of the Management Agreement, the Board considered the fairness and reasonableness of the terms of the Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

Nature, Extent and Quality of Services. The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the services that have been provided by the Advisor to the Funds are of high quality. The Board noted in particular the high quality of the Advisor's management working on Fund matters.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out

FINANCIAL REVIEW

convertible securities and closed-end funds that become available at a price lower than their underlying value. With respect to Ancora/Thelen Small-Mid Cap Fund, Ancora MicroCap Fund and Ancora Special Opportunity Fund, the Board considered that these Funds are actively managed. With respect to the Ancora/Thelen Small-Mid Cap Fund and the MicroCap Fund, the Board noted that the Advisor and Portfolio Managers have considerable experience and a very positive reputation with respect to investing in such stocks.

The Board also noted the benefit to the Funds of the research capabilities and professional expertise of the Ancora organization as a whole. In addition, the Board noted (i) the Advisor has worked hard to increase assets under management, thus reducing expense ratios, (ii) the closing of several Funds when such Funds were not contributing to shareholder value, (iii) the merging of the Class C Shares into Class I Shares, thus eliminating 12b-1 fees, and (iv) initiative shown to contract with ACA Compliance Group, an outside compliance firm, to assure compliance with laws, regulations and best practices.

Comparisons. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds is equal to or below the fees paid by many other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable.

The Board also considered the management fee waivers for the Small-Mid Cap Fund, Income Fund and MicroCap Fund.

Investment Performance. The Board also discussed the investment performance of the Funds for various periods since inception, including the fact that each of the Funds in recent years have been rated by the Wall Street Journal and/or Morningstar as top-performing funds in their categories. Overall, the Board determined that the performance of the Funds has been satisfactory.

Cost and Profitability. The Board also considered the profitability of the Agreement to the Advisor. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be particularly profitable to the Advisor. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

Economies of Scale. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor. Again, the management fee waiver discussed above was considered.

FINANCIAL REVIEW

Ancora Trust
Additional Information (CONTINUED)
December 31, 2017

<u>Other Factors</u>. The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, under the requirements of the 1940 Act, it would regularly review the terms of the Agreement in light of changing conditions and seek to amend or terminate the Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement are fair and reasonable and in the best interests of each Fund and its respective shareholders.

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; (12b-1) distribution and/or service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2017 to December 31, 2017.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value July 1, 2017	Ending Account Value December 31, 2017	Expenses Paid During the Period* July 1, 2017 to December 31, 2017
Actual			
Class I	$1,000.00	$1,016.45	$6.53
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.73	$6.54

*Expenses are equal to the Fund's annualized expense ratio of 1.285%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

FUND EXPENSES

(CONTINUED) - (UNAUDITED)

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	July 1, 2017	December 31, 2017	July 1, 2017 to December 31, 2017
Actual			
Class I	$1,000.00	$1,088.94	$6.84
Class S	$1,000.00	$1,090.73	$5.27
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.65	$6.61
Class S	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.30% and 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	July 1, 2017	December 31, 2017	July 1, 2017 to December 31, 2017
Actual			
Class I	$1,000.00	$1,064.97	$8.22
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.24	$8.03

* Expenses are equal to the Fund's annualized expense ratio of 1.58%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Special Opportunity Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
Fund	July 1, 2017	December 31, 2017	July 1, 2017 to December 31, 2017
Actual			
Class I	$1,000.00	$1,069.87	$8.35
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.14	$8.13

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

TRUSTEES & OFFICERS (UNAUDITED)

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Raj Aggarwal 7380 Sherman Road Cleveland, OH 44026 70	Trustee	Since November 15, 2003	Visiting Research Scholar at Federal Reserve Bank of Cleveland since 2013. Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to 2013 and the former Dean of the College of Business Administration. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	4	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 82	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	4	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 70	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	4	None.
	Acting Chairperson	Since November 14, 2016			
Frank DeFino 2181 Enterprise Parkway Twinsburg, OH 44087 63	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) from 1976 to the present.	4	None.
Officers:					
Joseph M. Spidalieri 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 39	Chief Compliance Officer	Since March 1, 2011	Chief Operating Officer of Ancora Advisors LLC.; Chief Compliance Officer of Ancora Advisors LLC until 2017; Director of Compliance of Ancora Securities, Inc. until 2013; Director of Compliance of Ancora Capital Inc. until 2013; Chief Operating Officer of Ancora Holdings Inc.; Chief Compliance Officer of The Ancora Group Inc. until 2017.	4	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 44	President & Treasurer	Since December 4, 2017	Chief Financial Officer of Ancora Advisors LLC; Chief Financial Officer and Director of Ancora Securities, Inc. until 2013; Chief Financial Officer and Director of Ancora Capital Inc. until 2013; Chief Financial Officer of Ancora Holdings Inc.; Chief Financial Officer and Director of The Ancora Group Inc.; member of the Executive Committee for the Ancora entities until 2016.	4	None.
	Secretary	Since November 15, 2003			

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

PRIVACY POLICY

FACTS	WHAT DOES ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: ▪ Social security number ▪ Account Numbers ▪ Risk tolerance ▪ Wire transfer instructions ▪ Income ▪ Contact Information ▪ Transaction history ▪ Investment Experience ▪ Assets ▪ Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes - information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For nonaffiliates to market to you	No	We don't share

Questions?	Call Joseph Spidalieri at (216) 593-5007

Page 2 Privacy Policy	
Who we are	
Ancora Holdings Inc.	Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns three separate and distinct SEC Registered Investment Advisers, Ancora Advisors, Inc., Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, Inc. and Inverness Securities LLC, a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), pooled investments (hedge funds/investment limited partnerships), and institutions such as pension/profit sharing plans, corporations, charitable & "Not-for Profit" organizations, and unions. Ancora Advisors LLC is the advisor to the Ancora Trust. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Retirement Plan Advisors, Inc. is focused on open architecture Retirement Plan Services. Inverness Securities, LLC is a FINRA registered Broker Dealer. Ancora Trust is the Trust of the Ancora Mutual Funds.
What we do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you ▪ Enter into an investment advisory contract ▪ Seek financial advice ▪ Make deposits or withdrawals from your account ▪ Tell us about your investment or retirement portfolio ▪ Give us your employment history
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ sharing for affiliates' everyday business purposes—information about your creditworthiness ▪ affiliates from using your information to market to you ▪ sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *Ancora does not jointly market.*

This Page Was Left Blank Intentionally

TRUSTEES
Anne Peterson Ogan, Acting Chairperson
Raj Aggarwal
Donald Lerner
Frank DeFino

OFFICERS
Bradley Zucker, President, Treasurer, & Secretary
Joseph Spidalieri, Chief Compliance Officer

INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Arbor Court Capital LLC Member FINRA/SIPC